RadioShack Corporation 300 RadioShack Circle Fort Worth, TX 76102 Robert C. Donohoo Vice President & General Counsel 817.415.2181

September 21, 2007

VIA EDGAR TRANSMISSION AND FEDEX

Ms. Ellie Quarles
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

Re:	RadioShack Corporation
Definitive 14A
Filed April 12, 2007
File No. 1-05571

Dear Ms. Quarles:

We have the following responses to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated August 21, 2007 to Mr. Julian C. Day, the Chairman and Chief Executive Officer of RadioShack Corporation (the “Company”).  Our responses are numbered to correspond to the numbers used to designate the staff’s comments in your letter.

Comment No. 1:

  Compensation Discussion and Analysis, page 36

We refer you to Securities Act Release 8732A, Section II.B.I.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  The base salary and options awarded to Mr. Day were significantly higher than the amounts received by other named executive officers (with the exception of the base salary paid to your former acting chief executive officer).  Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

Response:

In future proxy filings, we agree to supplement our disclosure by noting that the difference in the base salary and options awarded to Mr. Day as compared to the other named executive officers was a result of the relative positions and responsibilities held by the various named executive officers.  Specifically, Mr. Day was appointed the CEO and Chairman of the Board of the Company in 2006. The Board of Directors of the Company agreed to Mr. Day’s compensation package after taking into consideration the benchmarking of the economic terms.  As noted on page 39 of the Company’s definitive proxy statement (the “Proxy”), the CEO search committee retained an independent compensation consultant, Frederic W. Cook, to assist the committee in developing and benchmarking the economic terms of Mr. Day’s compensation package.  Also as noted on page 39 of the Proxy, the CEO search committee and the Board of Directors of the Company determined that the compensation package of Mr. Day should contain a significant equity component to enhance the alignment of Mr. Day’s compensation with the interests of the Company’s shareholders.  The terms of the options granted to Mr. Day are described on page 44 of the Proxy.  Benchmarking Mr. Day’s and the other named executive officers’ respective base salaries and long-term incentive compensation at the 50th and 75th percentiles, respectively, to the market survey data described on page 38 of the Proxy, together with the negotiations between Mr. Day and the CEO search committee, resulting in Mr. Day’s compensation being set at the disclosed amount.

Comment No. 2:

  Process for Setting Compensation, page 38

To the extent that you engage in benchmarking your performance against the published survey data and data obtained from Watson Wyatt, please identify the companies that are the subjects of the surveys.  See Item 402(b)(2)(xiv) of Regulation S-K.  Please clarify whether the information in the surveys differs from the companies analyzed that comprise the peer group you have identified.

Response:

The published survey data was contained within the report from Watson Wyatt.  Other than the peer group of companies identified on page 37 of the Proxy, no other companies were specifically identified as part of the published survey data. The Company proposes that we include language in future proxy filings consistent with the foregoing.

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

Comment No. 3:

Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation.  Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

Individual performance is one of the factors considered in setting base salary as indicated on page 39 of the Proxy.  In addition, as noted on page 41 of the Proxy, individual performance is a factor in awarding discretionary bonuses from the annual bonus pool.  The elements of individual performance upon which the base salary and discretionary bonuses are based vary between named executive officers depending on the position the named executive officer has within the Company.  The elements of individual performance include the financial performance of the business unit of the Company the named executive officer was responsible in managing.  The Company proposes that we include language in future proxy filings consistent with the foregoing.

Comment No. 4:

  2007 Target Annual Cash Incentive Bonus Performance Measures, page 41

You have not provided quantitative disclosure of the targets for the 2007 annual incentive bonus and the 2005 and 2006 long-term incentive plan cycles.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

Instruction 4 to Item 402(b) of Regulation S-K provides, in relevant part, that the standard for determining whether disclosure would cause competitive harm to the registrant is the standard applicable to a request for confidential treatment of confidential commercial or

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

financial information under Exemption 4 of the Freedom of Information Act, 5 U.S.C. § 552(b)(4) (the “Exemption”), and in Rule 80(b)(4) of the Securities and Exchange Commission promulgated pursuant thereto, 17 C.F.R. §§ 200.80(b)(4).  The Exemption provides that confidential commercial or financial information shall be exempt from public disclosure by the Securities and Exchange Commission under the Freedom of Information Act.

As the Securities and Exchange Commission and the federal courts have applied the Exemption,1 certain information is exempt from disclosure to the public if the information is:

(a)	commercial or financial, which, based on the ordinary meaning of those terms, includes information used or developed by parties engaged in a business enterprise;[2]

(b)	obtained from a person, which includes individuals, partnerships, corporations and any association that is not an “agency”;[3] and

(c)
confidential or privileged, which, as applied to commercial or financial information, (i) refers to information whose public disclosure is likely to cause substantial harm to the competitive position of the person seeking to keep the information confidential[4] and (ii) requires only the demonstration of actual competition and substantial competitive injury that would likely result from the public disclosure of the information.[5]

Applying this test to the Company’s incentive compensation, the 2005 and 2006 long-term incentive cycles are based on three year terms.  The three year terms for both these cycles are not complete.  The Company believes disclosing the targets for the 2007 annual incentive bonus and the 2005 and 2006 long-term incentive plan cycles will put the Company at a competitive disadvantage.  Such information may be utilized by the Company’s competitors both for their strategic planning and in their recruitment of the Company’s named executives.  In the

1Confidential Treatment Request Appeal of Pepsico, Inc., SEC FOIA Release No. 156 (May 29, 1990); Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992) (en banc), cert. denied, 507 U.S. 984 (1993).
2See e.g., In re Freedom of Information Act Appeal of the Board of Trade of the City of Chicago, SEC F0IA Release No. 119 (July 17, 1989); In re Freedom of Information Act Appeal of William C. Hou, SEC FOIA Release No. 102 (January 23, 1989); Acumenics Research & Technology v. United States Dept. of Justice, 843 F.2d 800, 807 (4th Cir. 1988); Public Citizens Health Research Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983).
3 5 U.S.C. § 551(2); seeComstock Int’l, Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979).
4Critical Mass Energy Project, supra, 975 F.2d at 880; National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); William C. Hou, supra, SEC FOIA Release No. 102; Gulf & Western Industries Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1980).
5National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

event the Company’s competitors believed that such targets were unachievable, these competitors might even increase their efforts to recruit the Company’s named executive officers.

In addition, the Company has elected to limit the amount of publicly disclosed financial guidance.  The Company believes that providing the targets for the 2007 annual incentive bonus and the 2005 and 2006 long-term incentive plan cycles could be construed as a form of guidance which may be utilized by financial analysts.

Accordingly, non-disclosure of the Company’s quantitative targets appears to fall within the Exemption.

Given that the Company would suffer competitive harm from disclosure of the targets, the Company points out that, while the Company believes it will be difficult to achieve the targets, the Company believes it is possible to achieve such targets.

Comment No. 5:

  Summary Compensation Table, page 50

It is not clear why the guaranteed bonuses appear in the non-equity incentive plan column. Please tell us why.

Response:

We included the guaranteed bonuses in the non-equity incentive plan column of the “Summary Compensation Table” because the guaranteed bonuses were structured as a direct offset against the total potential incentive bonuses.  We noted in the footnotes to the “Summary Compensation Table” the inclusion of such guaranteed bonuses in the non-equity incentive plan column.  However, in future proxy filings we agree to include the guaranteed bonuses, if any, in the salary column of the “Summary Compensation Table.”

Comment No. 6:

  Outstanding Equity Awards at Fiscal Year-End 2006, page 60

Please specify the vesting date for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

Response:

In future proxy filings, we will include a footnote to the “Outstanding Equity Awards at Fiscal Year-End 200X” table setting forth the vesting dates for each award.  The vesting dates for the unexercisable options set forth in the “Outstanding Equity Awards at Fiscal Year-End 2006” are as follows:

Name	Unexercisable Options
David P. Johnson	20,000	(1)
	14,267	(2)
	7,134	(3)
Wesley V. Lowzinski	10,600	(4)
	5,900	(5)
	3,334	(6)
Gary M. Stone	20,000	(7)
	10,000	(8)

(1).           The options vest in equal one-third increments annually on each anniversary of the date of grant.  The grant date of the option is 2/23/2007.

(2).           The options vest in equal one-third increments annually on each anniversary of the date of grant.  The grant date of the option is 2/24/2006.

(3).           The options vest in equal one-third increments annually on each anniversary of the date of grant.  The grant date of the option is 2/20/2005.

(4).           The options vest in equal one-third increments annually on each anniversary of the date of grant.  The grant date of the option is 2/18/2007.

(5).           The options vest in equal one-third increments annually on each anniversary of the date of grant.  The grant date of the option is 2/23/2007.

(6).           The options vest in equal one-third increments annually on each anniversary of the date of grant.  The grant date of the option is 12/19/2006.

(7).           The options vest in equal one-third increments annually on each anniversary of the date of grant.  The grant date of the option is 2/23/2007.

(8).           The options vest in equal one-third increments annually on each anniversary of the date of grant.  The grant date of the option is 11/02/2006.

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

Comment No. 7:

  Pension Benefits for 2006, page 61

Please expand the disclosure in this section to provide the narrative disclosure required by Item 402(h)(3) of Regulation S-K.

Response:

As indicated on page 39 of the Proxy, we set forth a narrative description of the material terms of the SERP and the Deferred Compensation Plan in the “Benefit and Retirement Plans” beginning on page 45 of the Proxy.

In future proxy filings, we will include the additional narrative disclosure that, prior to its discontinuance, the major terms and conditions of our Deferred Compensation Plan permitted the MD&C Committee to select full-time executive officers of the Company to participate in the Company’s Deferred Compensation Plan. The plan generally provided for the payment of

•	reduced benefits following a participant’s early retirement between the ages of 55 and 65,

•	full benefits in case of retirement between the ages of 65 and 70,

•	reduced benefits in case of retirement between the ages of 70 and 75, and

•	a death benefit to the participant’s designated beneficiary in the event of death prior to age 75 during employment.

Under the plan, the MD&C Committee determined the retirement compensation amount for each participant. This amount did not necessarily bear any relationship to the participant’s compensation, final compensation or years of service.

In addition, in future proxy filings we agree to expand the disclosure currently set forth in footnote (1) on page 61 of the Proxy to note that the present value of accumulated benefits shown in the “Pension Benefits” table is determined by using a discount rate of 5.9%, which is the Citigroup Pension Liability Index as of December 31, 2006, and which the Company understands to be a nationally recognized index used for this purpose.  The Company also notes that the accumulated benefits are determined by converting the annuity values earned as of year end to lump sum values and that no mortality rate is utilized as plan benefits are paid in the form of an annuity-certain and are not affected by post-retirement mortality.

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

Comment No. 8:

  Potential Payment Obligations upon Termination ..., page 62

In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.  Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.  See Items 402(b)(l)(v) and 402(j)(3) of Regulation S-K.

Response:

The Company provides these benefits to executives because it wants their focus to be directed toward business objectives.  The Company believes that these provisions are not only customary in the marketplace, but are necessary to retain key employees during the volatility of the Company’s business turnaround.  In the event a corporate transaction was being considered, the Company believes that these provisions would allow the executives to act in the best interest of shareholders without undue concern over how a transaction might affect their personal employment.

The Company structured the terms of the Officers’ Severance Program to provide for the payments of benefits upon a termination of employment other than for death, disability or cause, or upon a resignation for good reason.  The payout levels were structured to be competitive in the marketplace when compared to the Company’s competitors and to provide compensation and benefits in an amount sufficient to adequately support a covered executive until he or she would reasonably be expected to secure comparable employment.

The Company proposes that we include language in future proxy filings consistent with the foregoing.

Comment No. 9

You have not defined key terms such as “cause,” “good reason” or “change in control” as defined under the arrangements you have described. Please define the terms throughout this section.

Response:

The Company proposes that it include a definitions section substantially as follows in future proxy filings in the section presently entitled “Potential Payment Obligations upon Termination of Employment or Change in Control”:

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

Certain Definitions

The definitions of “cause,” “good reason” and “change in control” vary among the Company’s Officer’s Severance Program, Termination Protection Agreement, Termination Protection Plan (Level I) and Officers’ Supplemental Executive Retirement Plan.

In very general terms, in each of the first three plans, “cause” includes an executive officer’s conviction of a felony, failure to perform his or her duties or, in the case of the Termination Protection Agreement and the Termination Protection Plan (Level I), engagement in conduct demonstrably and materially injurious to the Company.  “Cause” under the Officer’s Severance Program also includes illegal conduct, acts of dishonesty, financial impropriety or gross misconduct injurious to the Company, certain criminal convictions and violations of the Company’s codes of ethics or the executive officer’s fiduciary duties.  The Officers’ Supplemental Executive Retirement Plan simply defines “Cause” as the executive officer’s dishonesty or fraudulent conduct or indictment for a crime involving moral turpitude.

“Good reason” is defined in the Officers’ Severance Program, the Termination Protection Agreement and the Termination Protection Plan (Level I) to include, in very general terms, a reduction (or material reduction) in the executive officer’s duties or responsibilities and certain reductions in his or her compensation.  The Termination Protection Agreement also defines “good reason” to include relocation of the executive officer’s place of employment by more than 20 miles, certain reductions in employee benefits, bankruptcy or insolvency of the Company, material breaches by the Company of such agreement and any purported improper termination of the executive officer for cause under such agreement.  Both the Termination Protection Agreement and the Termination Protection Plan (Level I) define “good reason” to also include the Company’s failure to obtain the agreement of any successor or assign to assume the Company’s obligations under the applicable agreement.

In very general terms, “change in control” means, for purposes of the Officers’ Supplemental Executive Retirement Plan, the Termination Protection Agreement and the Termination Protection Plan (Level I):

•
subject to certain exceptions, an acquisition by a person of 15% or more of the combined voting power of the Company’s then outstanding voting securities (excluding acquisitions by the Company, its subsidiaries and their employee benefit plans and Non-Control Transactions (as hereinafter defined));

•
the individuals who are members of the Company’s Board of Directors (the “Incumbent Board”) ceasing to constitute at least two-thirds of the Board; provided that if the election or nomination for election by the Company’s stockholders of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall be considered a member of the

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

Incumbent Board (subject to certain exceptions in connection with the settlement of any proxy contest); or

•	a merger, consolidation, reorganization or other business combination transaction with or into the Company or in which securities of the Company are issued unless

(a)
the stockholders of the Company immediately before such transaction own at least 60% of the combined voting power of the outstanding voting securities of the surviving corporation following the transaction in substantially the same proportion as before the transaction;

(b)
the members of the Incumbent Board immediately prior to execution of the agreement providing for the transaction constitute at least two-thirds of the members of the board of directors of the surviving corporation; or

(c)
no person other than the Company, any subsidiary, their employee benefit plans or any person who, immediately prior to such transaction, had 15% or more of the then outstanding voting securities, has beneficial ownership of 15% or more of the combined voting power of the surviving corporation’s then outstanding voting securities;

(the exceptions in clauses A, B and C being called the “Non-Control Transactions”);

•	a complete liquidation and dissolution of the Company; or

•	most sales of all or substantially all of the Company’s assets.

______________________

 Ms. Ellie Quarles
 Securities and Exchange Commission
 September 21, 2007

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its proxy statement on Schedule 14A;

•	staff comments or changes to disclosure in response to comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with our responses to the staff’s comments, please do not hesitate to contact me at 817/415-2181.

Sincerely yours,

RADIOSHACK CORPORATION

/s/ Robert C. Donohoo

Robert C. Donohoo
Vice President, General Counsel and
Corporate Secretary

BD/jmm
cc:	Mr. Harold F. Degenhardt
Fulbright & Jaworski L.L.P.

Mr. David E. Morrison
Fulbright & Jaworski L.L.P.